

Yoshitomo Nara (b. 1959)

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Examples including the same subject matter and materials are particularly desirable, with some achieving annualized price growth of 27.7%. Masterworks secured this one privately after remaining in the same private hands since its first sale in 1999.

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Initial Offering Price

$1,554,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales


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Price Appreciation of Similar Works

19.9%

Sharpe Ratio	watch video
Yoshitomo Nara	▲1.74
All Art	0.59
S&P 500	0.67

SOLD OUT

WHY WE LIKE THIS PAINTING

MASTERWORKS

02:21

- Yoshitomo Nara is an internationally recognized artist who received his first solo museum exhibition in mainland China, which opened on March 5, 2022.
- In 2019, Sotheby's sold Yoshitomo Nara's Knife Behind Back (2000) for a record-setting $25 million in Hong Kong. Since that sale, demand for Nara's work has continued to grow with auction turnover for the artist reaching an all time high of over $136 million in 2021, ranking him 14th among all artists, and 2nd among Japanese artists, only behind Yayoi Kusama
- Our acquisitions team has reviewed 100 examples of work by Nara, many of which are priced in excess of $5 million. Of these 100 works, this is the second one we have selected to be offered on the Masterworks platform.
- Created in 1999, the Painting is a characteristic example of artist Yoshitomo Nara's ongoing engagement with themes of childhood, isolation and memory, portrait through a lone, white puppy clad with a studded collar and large gold crown, executed using the artist's desirable stitched jute technique.
- As of October 24, 2022 works featuring the white puppy motif, but excluding the desirable stitched jute strips, have achieved prices in excess of $1 million at auction, including: *Drumming with Bones*, (2000) which sold for $1,149,385 in February 2022, and *Dog in Boy* (1995), which sold for $802,200 in December 2021.
- Examples that contain both a similar subject matter and stitched jute strips, like the Painting, have shown strong price appreciation at auction, with works like *Kamehamma-Ha* (2004) appreciating at an annualized rate of 27.7% between November 2012 and September 2017.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$136,682,353	623

YOSHITOMO

NARA

b. 1959, JAPAN



Acrylic on canvas | 16 × 24 in. (41 × 61 cm.)

Yoshitomo Nara is one of the most beloved and recognizable Japanese artists working today.

$1,554,000

INITIAL OFFERING

19.9%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a characteristic example of artist Yoshitomo Nara's ongoing engagement with themes of childhood, isolation and memory, executed in his signature style. Created in 1999, the Painting portrays a lone, white puppy clad with a studded collar and large gold crown, who appears exhausted — splayed with its eyes closed and tongue out. The white dog is a recurring subject within Nara's oeuvre, and is often depicted alone, separated from its owner and seemingly vulnerable. Often interpreted as a pseudo self-portrait, the white puppy may symbolize the loneliness Nara felt as a child, growing up in post-war Japan with largely absent parents and much older siblings. In addition to the repeated puppy motif, the Painting is also notable for its use of stitched jute strips, which are applied in a patchwork pattern over the canvas. The textured surface of the jute contrasts Nara's typically smooth and refined brushwork, adding complexity to the relatively sparse composition. Examples with a similar subject and execution to the Painting have performed well at auction in recent years. As of October 24, 2022, works featuring the white puppy, but excluding the desirable stitched jute strips, have achieved prices in excess of $1 million at auction, including: *Drumming with Bones*, (2000) which sold for approximately $1,149,385 (JPY 132,250,000) at iART Co. in Tokyo, Japan on February 19, 2022, and *Dog in Boy* (1995), which sold for HKD 6,250,000 ($802,200) at Christie's, Hong Kong on December 2, 2021. An untitled 1997 drawing with a nearly identical composition to the Painting sold for HKD 5,670,000 ($722,369) at Christie's, Hong Kong, on May 27, 2022.(3) Examples that contain both a similar subject matter and stitched jute strips, like the Offering, have shown strong price appreciation, with works like *Kamehamma-Ha* (2004) appreciating at an annualized rate of 27.7% between November 2012 and September 2017. The Painting's subject, execution, and materials make it a commercial and desirable work by Yoshitomo Nara.

During the mid to late 1990s Nara exhibited and traveled widely throughout Asia, Europe and the United States, and in 1995, he gained representation through the Los Angeles based Blum & Poe gallery.

AS OF OCTOBER 24, 2022, NARA'S TOP AUCTION RECORDS ARE INCLUDE *KNIFE BEHIND BACK* (2000), WHICH SOLD FOR HKD 195,696,000 ($24,949,674) ON OCTOBER 6, 2019 AT SOTHEBY'S, HONG KONG, *MISSING IN ACTION* (2000) WHICH SOLD FOR HKD 123,725,000 ($15,944,440) ON JUNE 8, 2021 AT PHILLIPS & POLLY, HONG KONG, AND *NICE TO SEE YOU AGAIN* (1996) WHICH SOLD FOR $15,430,800 ON NOVEMBER 18, 2021 AT SOTHEBY'S, NEW YORK.

In 2000, Nara returned to Japan as international interest in Japanese pop culture surged, marking a turning point in his career. In 2001, the Yokohama Museum of Art opened "I Don't Mind, If You Forget Me," an exhibition which provided an extensive introduction to Nara's multi-disciplinary practice, and in 2010 the Asia Society of New York opened a retrospective of the artist's work. The Tokyo Municipal Museum of Art hosted a mid-career survey in 2017 and in 2021, the Los Angeles Museum of Contemporary Art opened an extensive retrospective of over 100 paintings and 700 works on paper. Between 2002 and 2021 demand for Nara's works have rapidly increased, with the average hammer price for his works increasing from $26,250 in 2002 to $1,707,124 in 2021. Nara's work has been collected by numerous prominent institutions, including the Museum of Modern Art in New York, the British Museum and The National Museum of Art in Osaka. As of October 24, 2022, Yoshitomo Nara is represented by Pace Gallery in New York, and Blum and Poe Gallery in Los Angeles. As of October 24, 2022, the artist's top auction records are led by large, full length portraits in the artist's signature style including *Knife Behind Back* (2000), which sold for HKD 195,696,000 ($24,949,674) on October 6, 2019, at Sotheby's, Hong Kong, *Missing in Action* (2000) which sold for HKD 123,725,000 ($15,944,440) on June 8, 2021, at Phillips & Polly, Hong Kong, and *Nice to See You Again* (1996) which sold for $15,430,800 on November 18, 2021, at Sotheby's, New York.May 19, 2022.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


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Yoshitomo Nara (b. 1959, Hiroski, Japan) is one of the most beloved and recognizable Japanese artists working today. Born as the youngest of three boys in the rural Aomori prefecture, Nara's childhood was a lonely one by his account. As a young boy, the introverted artist spent time with his imagination, with Japanese TV and comic books for company. Before he could speak English, Nara began listening to broadcasts from a nearby US air base; the music, and popular culture he encountered would later influence his work. In 1987, Nara graduated from Aichi University in Nagoya, Japan with a BFA and MFA, and continued his art education in Germany at the Kunstakademie Düsseldorf, where he studied from from 1988 to 1993. Around 1993, Nara began to focus primarily on painting and developed his signature style between 1995 and 1998. Nuanced depictions of children, in their myriad of emotional states, represent the most consistent motif within Nara's oeuvre, and he is best known for the kowa kawaii, or "creepy-cute" aesthetic. As Tara Yarlagadda notes in her 2021 review of the artist's work, "few adult artists have managed to capture authentic, honest representations of children, encompassing their full range of rage and wonder." Their stylistic variations often reflect the music Nara was listening to at the time of their creation, and range from leering punks to starry eyed innocents.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Yoshitomo Nara with the following criteria: canvas paintings executed 1995 to 2005 that measure 10 inches by 10 inches to 40 inches by 40 inches that depict single dogs and excluding examples with text incorporated as a central element. "Dog in Boy" (1995) was included in the set of similar sales for having subtle text and relevant subject matter. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 19.9% CAGR implied from selected sales occurring from May 13, 2004 to February 19, 2022.

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